August 12, 2019

Lawrence Adams
Chief Executive Officer
Image Protect, Inc.
1401 N El Camino Real
Suite 203
San Clemente, CA 92672

       Re: Image Protect, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 8
           Filed August 9, 2019
           File No. 024-10553

Dear Mr. Adams:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services
cc:    William Eilers